December 16, 2015
Kevin Kuhar, Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re:         Utah Medical Products, Inc. (UTMD)
Form 10-K for the fiscal year ended December 31, 2014
Filed March 12, 2015
File No. 001-12575

Dear Mr. Kuhar:

Thank you for your review of Utah Medical Products, Inc.'s (UTMD's) Annual Report on Form 10-K.  This is UTMD's response to the SEC comment letter dated December 3, 2015, which will also be filed on EDGAR as private correspondence with the SEC.  For ease of reference, I have incorporated the SEC comment in italics followed by UTMD's response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page 42

1.	We note that revenue recognized by UTMD is based upon documented arrangements and fixed contracts. Please explain to us what you mean by "documented arrangements" and describe to us your business practices and processes for documenting sales transactions. Additionally, tell us in detail about the significant terms of your revenue agreements with customers and distributors and the impact these have on your revenue recognition. Include in your discussion any rights of return, price concessions, pricing incentives or if you have any other post-shipment obligations.

UTMD response to Comment 1.

UTMD updates its standard price lists from time to time, based on changes in costs of materials, labor and overhead.  "Documented arrangements" refers primarily to fixed pricing agreements with distributors or end-user medical facilities that, for their budget purposes, wish to fix the price for the medical devices that they purchase from UTMD for a future period of time, normally one year, even if UTMD's standard prices change in the interim.  The arrangements are "documented" by a written letter prior to acceptance of orders from the customer. Although by strict legal definition, these documents represent a form of "contract", we prefer to call them "arrangements" to distinguish them from the broader terms and conditions of sale in UTMD's "Standard Terms and Conditions of Sale" (T&Cs).  In other words, the word "arrangement" is just nomenclature.

In terms of revenue recognition, over 99% of UTMD's revenue is booked at the time UTMD ships a physical medical device to a customer, where the selling price for the item shipped was agreed prior to UTMD acceptance and completion of the customer order.  These revenues tie directly to specific invoices and shipping documents. Our discussion in the note on Revenue Recognition and the first four paragraphs in the 10-K MD&A section, under Results of Operations, a) Revenues, attempts to further clarify how product prices are set in advance as well as describe the immaterial circumstances in which revenue is recognized at a time and in a manner other than at the time of shipment of a physical product to a customer.

Customer rights of return and UTMD's post-shipment obligations are established and controlled by UTMD's T&Cs. UTMD has separate T&Cs for international, OEM and domestic customers, but the differences among them are immaterial.  UTMD warrants its medical device supplies for defects to specifications for 30 days and for sterility for the length of time listed on the label as long as the package is undamaged, and for either 12 or 24 months for defects in equipment. UTMD replaces or refunds the purchase price of products confirmed to be defective.  No warranty claims have been, or are expected to be, material to revenue recognition or financial results.

In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
UTMD Response:  UTMD acknowledges the first two bullets points.  Consistent with UTMD's responses to prior SEC comment letters, UTMD does not acknowledge the third, as UTMD believes such an acknowledgement would violate its constitutional rights.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305